FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

January 24, 2003.

Item 3.        Press Release

News release dated January 24, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.        Summary of Material Change

The Issuer announces that the Company has subscribed for, through a private placement, 8,000,000 units of Knight Petroleum Corp at a total cost to the Company of $800,000, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer announces that the Company has subscribed for, through a private placement, 8,000,000 units of Knight Petroleum Corp at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 for two years.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Limited’s West Raglan Project. Knight has recently entered in to a Framework Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project (the ‘Project’), located in Northern Quebec, is comprised of 1,646 contiguous map-staked claims covering approximately 68,000 hectares of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt.

The southern portion of the Cape Smith Belt, referred to here as the Expo-Ungava Horizon, hosts the Expo-Ungava deposit and the Mesamax occurence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers over 60 kilometers of both the prospective Raglan and Expo-Ungava horizons, as confirmed by Anglo American’s 2002 field program.

The West Raglan Project has never been surveyed with a deep penetrating airborne electromagnetic survey, and there is no evidence of any prior diamond drilling on the Project.

The 2003 program will begin in April with Anglo American’s deep penetrating SPECTREM airborne electromagnetic and magnetic survey totaling some 3,500 line kilometers and costing approximately $400,000. The airborne survey will be followed up by ground geophysical surveys, geological mapping, prospecting and geochemical surveys.

The main focus of the 2003 program will be approximately 3,000 metres of diamond drilling. A diamond drill rig and sufficient fuel was mobilized to the coastal town of Salluit by Anglo American in the fall of 2002 in preparation for the 2003 drill program.
As a result of the Company’s private placement subscription in Knight, and a second private placement that Knight has announced, it is anticipated that the Company will hold approximately 29% of Knight’s then issued and outstanding common shares and will be deemed a control person. Accordingly, Knight will be seeking shareholder approval of the creation of a control block at its Annual General Meeting to be held on March 5, 2003.

The Company and Knight have common directors and officers.

The private placement is subject to the approval of the TSX Venture Exchange and the approval of the shareholders of Knight. Knight’s Framework Agreement with Anglo American is subject to the approval of the TSX Venture Exchange.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
President            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24 th day of January, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President